Exhibit 99.2

Bright Scholar Announces Unaudited Financial Results for the Fourth Fiscal Quarter

and Fiscal Year 2022

FOSHAN, China, November 29, 2022 /PRNewswire/—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced its unaudited financial results for the fourth fiscal quarter and fiscal year ended August 31, 2022.

FINANCIAL PERFORMANCE HIGHLIGHTS

Fourth Fiscal Quarter Ended August 31, 2022 Financial Highlights

(in comparison to the same period of the last fiscal year):

RMB in million Except EPS and %	Fourth Fiscal Quarter Ended August 31, 2022	Fourth Fiscal Quarter Ended August 31, 2021	YoY % Change
Revenue from continuing operations	403.9	320.0	26.2%
Gross Profit from continuing operations	83.8	48.3	73.4%
Gross Margin from continuing operations	20.7%	15.1%	5.6%
Operating Loss from continuing operations	(59.4)	(204.0)	70.9%
Operating Margin from continuing operations	(14.7)%	(63.7)%	49.0%
Loss from discontinued operations, net of tax	-	(198.9)	-
Net Loss for the quarter	(99.4)	(478.2)	79.2%

Adjusted Gross Profit from continuing operations (1)	87.7	53.0	65.5%
Adjusted Operating Loss from continuing operations (2)	(48.8)	(99.2)	50.7%
Adjusted Net Loss (3) for the quarter	(89.7)	(175.5)	48.9%
Adjusted EBITDA (4) for the quarter	(47.6)	(29.8)	59.9%

Basic and Diluted Loss per Share from continuing operations	(0.90)	(2.40)	62.5%
Basic and Diluted Loss per Share from discontinued operations	-	(0.66)	-
Adjusted Basic and Diluted Loss per Share (5) for the quarter	(0.82)	(1.53)	46.4%
Basic and Diluted Loss per ADS from continuing operations	(3.60)	(9.60)	62.5%
Basic and Diluted Loss per ADS from discontinued operations	-	(2.64)	-
Adjusted Basic and Diluted Loss per ADS (6) for the quarter	(3.28)	(6.12)	46.4%

Fiscal Year 2022 Ended August 31, 2022 Financial Highlights

(in comparison to the last fiscal year):

RMB in million Except EPS and %	Fiscal Year 2022 Ended August 31, 2022	Fiscal Year 2021 Ended August 31, 2021	YoY % Change
Revenue from continuing operations	1,714.9	1,401.8	22.3%
Gross Profit from continuing operations	478.1	221.5	115.8%
Gross Margin from continuing operations	27.9%	15.8%	12.1%
Operating Loss from continuing operations	(63.0)	(389.7)	83.8%
Operating Margin from continuing operations	(3.7)%	(27.8)%	24.1%
Income from discontinued operations, net of tax	-	369.3	-
Net Loss for the year	(159.4)	(165.8)	3.8%

Adjusted Gross Profit from continuing operations (1)	495.9	237.7	108.7%
Adjusted Operating Loss from continuing operations (2)	(39.4)	(271.4)	85.5%
Adjusted Net Loss (3) for the year	(139.6)	(420.2)	66.8%
Adjusted EBITDA (4) for the year	149.0	(30.3)	592.5%

Basic and Diluted Loss per Share from continuing operations	(1.39)	(4.54)	69.4%
Basic and Diluted Earnings per Share from discontinued operations	-	4.09	-
Adjusted Basic and Diluted Loss per Share (5) for the year	(1.23)	(3.57)	65.5%
Basic and Diluted Loss per ADS from continuing operations	(5.56)	(18.16)	69.4%
Basic and Diluted Earnings per ADS from discontinued operations	-	16.36	-
Adjusted Basic and Diluted Loss per ADS (6) for the year	(4.92)	(14.28)	65.5%

1.	Adjusted gross profit/(loss) from continuing operations is defined as gross profit/(loss) from continuing operations excluding amortization of intangible assets.
2.	Adjusted operating income/(loss) from continuing operations is defined as operating income/(loss) from continuing operations excluding share-based compensation expense and amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill and impairment loss on property and equipment.
3.	Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on property and equipment and income/(loss) from discontinued operations, net of tax.
4.	Adjusted EBITDA is defined as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit; depreciation and amortization, share-based compensation expense, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on property and equipment and income/(loss) from discontinued operations, net of tax.
5.	Adjusted basic and diluted earnings/(loss) per share is defined as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) attributable to ordinary shareholders excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on property and equipment and income/(loss) from discontinued operations, net of tax.) divided by the weighted average number of basic and diluted ordinary shares.
6.	Adjusted basic and diluted earnings/(loss) per American depositary share (“ADS”) is defined as adjusted net income/(loss) attributable to ADS shareholders (net income/(loss) attributable to ADS shareholders excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on property and equipment and income/(loss) from discontinued operations, net of tax.) divided by the weighted average number of basic and diluted ADSs. The number of shares used in calculating basic and diluted earnings/(loss) per ADS have been retrospectively adjusted to reflect the ADS ratio change from one ADS representing one Class A ordinary share to one ADS representing four Class A ordinary shares, which became effective on August 19, 2022.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Overseas Schools (CATS Global Schools)

CATS Global Schools included 4 Stafford House locations in UK, 4 CATS Colleges in US and UK, Cambridge School of Visual & Performing Arts and 3 independent boarding schools in UK as of August 31, 2022.

●	For the fourth fiscal quarter, revenue amounted to RMB121.6 million, representing a 61.1% increase compared to RMB75.5 million in the same fiscal quarter last year, and accounted for 30.1% of the total revenue for the fourth fiscal quarter.
●	For the fiscal year, revenue amounted to RMB652.8 million, representing a 29.9% increase compared to RMB502.6 million in last fiscal year, and accounted for 38.1% of the total revenue.

Complementary Education Services

The complementary education services business comprises language training, overseas study counselling, career counselling, study tour and camps as well as international contest training and others.

●	For the fourth fiscal quarter, revenue amounted to RMB179.7 million, compared to RMB182.6 million in the same fiscal quarter last year, and accounted for 44.5% of the total revenue for the fourth fiscal quarter.
●	For the fiscal year, revenue amounted to RMB636.6 million, representing a 1.8% increase compared to RMB625.6 million for last fiscal year, and accounted for 37.1% of the total revenue.

Domestic Kindergartens & K-12 Operation Services

The domestic kindergartens & K-12 operation services business comprises of for-profit kindergartens and operation services for domestic K-12 schools including catering and procurement services.

●	For the fourth fiscal quarter, revenue amounted to RMB102.6 million, representing a 65.7% increase compared to RMB61.9 million in the same fiscal quarter last year, and accounted for 25.4% of the total revenue for the fourth fiscal quarter.
●	For the fiscal year, revenue amounted to RMB425.5million, representing a 55.6% increase compared to RMB273.6 million for last fiscal year, and accounted for 24.8% of the total revenue.

“We had another solid quarter of business recovery to finish off a challenging year,” said Mr. Jerry He, Executive Vice Chairman of Bright Scholar. “For continuing operation in the quarter, we recorded a 26.2% growth in revenue, significant improvement of 73.4% in gross profit, and operating and net losses continued to narrow. On a full fiscal year basis, revenue grew by 22.3% year-over-year, with gross profit up by 115.8% and operating and net losses improved by 83.8% and 70.2% year-over-year respectively.”

“The fourth quarter results illustrate the gradual return of demand for quality education as parents and students look to close the learning gaps created by the disruption of in-person learnings from pandemic. Revenue for Overseas School Business increased by 61.1% in the fourth quarter and 29.9% in the full fiscal year,” Mr. He commented on the performance of overseas school business. “We are pleased with the progress of recovery, but at the same time vigilant of the imminent energy crisis in UK and the inflationary pressures in quarters ahead. We will continue to vigorously manage our costs to optimize sustainable returns over the medium to long term.”

“For Complementary Education Services, the fourth fiscal quarter proved to be more challenging than we anticipated with summer academic terms being disrupted by regional outbreak of new COVID variants. Revenue was down by 1.6% in the fourth fiscal quarter and up modestly by 1.8% in fiscal year 2022,” said Mr. Zi Chen, Chief Executive Officer of Complementary Education Services. “Despite the challenging operating environments, we are encouraged by the continuous recovery of our overseas study counselling and career counselling business with respective revenue increased by 35.1% and 46.7% year-over-year for the quarter and 26.6% and 9.9% for full fiscal 2022, respectively. Our strategic blueprint remains firmly on all-round development for students that comprised of both school and non-school contexts critical to children’s learning and achievement,” Mr. Chen concluded.

“Strong fourth quarter results reflect our focus on strategic imperatives we put in motion to rebuild and reshape our business that enabled us to sustain through the depths of the pandemic,” said Ms. Wanmei Li, Chief Executive Officer of Domestic Kindergartens & K-12 Operation Services. “Revenue for Domestic Kindergartens & K-12 Operation Services grew by 65.7% in the fourth fiscal quarter and 55.6% in fiscal year 2022. The business performance mainly attributed to the increase of revenue generated from catering services and expansion of procurement services. As of the end August 2022, we had provided catering and procurement services to the students in a total of 24 schools and 60 kindergartens.”

Mr. He concluded, “Our fiscal 2022 performance demonstrates our continued resilience and relentless commitment to rebuild our revenue across all of our businesses. As we continue to navigate the dynamic macroeconomic challenges and profound shifts in economies and societies, we have gathered momentum in reshaping and rebuilding our businesses. The strength of our diversified portfolio of businesses that focus on advancing quality education services is most evident in these times of uncertainty. As we look out to fiscal 2023, we will continue to evolve our business, think comprehensively about how we bring quality education and all-round development supplementary services to students and innovate ahead of their needs, all of which will further deepen connectivity across our platform of diversified education services. In addition, we will continue to take steps to reduce overhead and mitigate risks associated with inflationary cost pressures. We are firmly committed to return to profit after impact of K-12 regulations in China, and bringing together the best of Bright Scholar in order to deliver better all round education and development for our students.”

RECENT DEVELOPMENTS

Regained Compliance with NYSE Minimum Price Requirement

On March 25, 2022, the NYSE notified the Company of its non-compliance with the NYSE’s price criteria for continued listing standard. In order to regain compliance with the minimum share price requirement, the Company changed the ratio of its ADSs to its Class A ordinary shares (the “ADS Ratio”), par value US$0.00001 per share, from the previous ADS Ratio of one (1) ADS to one (1) Class A ordinary share to the current ADS Ratio of one (1) ADS to four (4) Class A ordinary shares, effective August 19, 2022. The effect of the ratio change on the ADS trading price on the New York Stock Exchange took place at the open of business on August 19, 2022 (U.S. Eastern Time).

On September 1, 2022, the Company received a confirmation from the NYSE that the Company has regained compliance within the prescribed time, and the ADSs will continue to be traded on the NYSE, subject to the Company’s continued compliance with all applicable continued listing criteria.

UNAUDITED FINANCIAL RESULTS for THE FoURTH FISCAL quarter ENDED AUGUST 31, 2022

Revenue from Continuing Operations

Revenue for the fourth fiscal quarter was RMB403.9 million, representing a 26.2% increase from RMB320.0 million for the same quarter of the last fiscal year.

Overseas Schools: Revenue contribution for the fourth fiscal quarter was RMB121.6 million, representing a 61.1% increase from RMB75.5 million for the same quarter of the last fiscal year. The increase was mainly attributable to recovery of overseas schools’ operation from pandemic.

Complementary Education Services: Revenue contribution for the fourth fiscal quarter was RMB179.7 million, as compared to RMB182.6 million for the same quarter of the last fiscal year. The decrease was mainly attributable to study tour and camps business and language training being disrupted by regional outbreak of new COVID variants.

Domestic Kindergartens & K-12 Operation Services: Revenue contribution for the fourth fiscal quarter was RMB102.6 million, representing a 65.7% increase from RMB61.9 million for the same quarter of the last fiscal year. The increase was mainly attributable to the increase of catering services revenues and expansion of procurement service.

We have continued to provide essential services without recognizing any revenues relating to such activities to schools provide compulsory education in our discontinued operations, which are key to the normal daily operation of such schools.

Cost of Revenue from Continuing Operations

Cost of revenue for the fourth fiscal quarter was RMB320.1 million, as compared to RMB271.7 million for the same quarter of last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit from Continuing Operations

Gross profit for the fourth fiscal quarter was RMB83.8 million, representing a 73.4% increase from RMB48.3 million for the same quarter of the last fiscal year. Gross margin increased to 20.7% from 15.1% for the same quarter of the last fiscal year. The increase was mainly due to the recovery of overseas business.

Adjusted gross profit for the fourth fiscal quarter was RMB87.7 million, representing a 65.5% increase from RMB53.0 million for the same quarter of the last fiscal year.

Selling, General and Administrative Expenses from Continuing Operations

Total SG&A expenses for the fourth fiscal quarter were RMB137.8 million, representing a 13.0% decrease from RMB158.5 million for the same period quarter of the last fiscal year. The decrease in SG&A expenses was mainly due to vigorously costs management across all of our business segments.

Operating Loss, Operating Margin and Adjusted Operating Loss from Continuing Operations

Operating loss for the fourth fiscal quarter was RMB59.4 million, representing a 70.9% decrease from operating loss of RMB204.0 million for the same quarter of the last fiscal year. Operating loss margin was 14.7% for the fourth fiscal quarter, as compared to operating loss margin of 63.7% for the same quarter of the last fiscal year.

Adjusted operating loss for the fourth fiscal quarter was RMB48.8 million, representing a 50.7% decrease from adjusted operating loss of RMB99.2 million for the same quarter of the last fiscal year.

Net Loss and Adjusted Net Loss

Net loss for the fourth fiscal quarter was RMB99.4 million, representing a 64.4% decrease in loss from net loss of RMB279.3 million from continuing operations for the same quarter of the last fiscal year. Net loss was RMB478.2 million for the same quarter of the last fiscal year, which includes net loss of RMB279.3 million from continuing operations and net loss of RMB198.9 million from discontinued operations. The management of the Company noted that the Company’s market capitalization has been lower than its net assets and is closely monitoring the possibility of the impairment of goodwill and intangible assets.

Adjusted net loss for the fourth fiscal quarter was RMB89.7 million, representing a decrease of 48.9% from adjusted net loss of RMB175.5 million for the same quarter of the last fiscal year.

Net Loss per ordinary share/ADS and Adjusted Net Loss per ordinary share/ADS

Basic and diluted net loss per ordinary share attributable to ordinary shareholders from continuing operations for the fourth fiscal quarter were RMB0.90 and RMB0.90, respectively, as compared to loss of RMB2.40 and RMB2.40, respectively, for the same quarter of the last fiscal year.

Adjusted basic and diluted net loss per ordinary share attributable to ordinary shareholders for the fourth fiscal quarter were RMB0.82 and RMB0.82, respectively, as compared to loss of RMB1.53 and RMB1.53, respectively, for the same quarter of the last fiscal year.

Basic and diluted net loss per ADS attributable to ADS holders from continuing operations for the fourth fiscal quarter were RMB3.60 and RMB3.60, respectively, as compared to loss of RMB9.60 and RMB9.60, respectively, for the same quarter of the last fiscal year.

Adjusted basic and diluted net loss per ADS attributable to ADS holders for the fourth fiscal quarter were RMB3.28 and RMB3.28, respectively, as compared to loss of RMB6.12 and RMB6.12, respectively, for the same quarter of the last fiscal year.

Adjusted EBITDA Loss

Adjusted EBITDA loss for the fourth fiscal quarter was RMB47.6 million, representing a decrease of 59.9% from adjusted EBITDA loss of RMB29.8 million for the same quarter of the last fiscal year.

UNAUDITED FINANCIAL RESULTS for The fiscal year ENDED august 31, 2022

Revenue from Continuing Operations

Revenue for the fiscal year was RMB1,714.9 million, representing a 22.3% increase from RMB1,401.8 million for last fiscal year.

Overseas Schools: Revenue contribution for the fiscal year was RMB652.8 million, representing a 29.9% increase from RMB502.6 million for the last fiscal year. The increase was mainly attributable to recovery of overseas schools’ operation from pandemic.

Complementary Education Services: Revenue contribution for the fiscal year was RMB636.6 million. It represented a 1.8% increase from RMB625.6 million for the last fiscal year. The increase was mainly attributable to the recovery of overseas study counselling and career counselling business.

Domestic Kindergartens & K-12 Operation Services: Revenue contribution for the fiscal year was RMB425.5 million, representing a 55.6% increase from RMB273.6 million for the last fiscal year. The increase was mainly due to the increase of catering services revenues and expansion of procurement services.

We have continued to provide essential services without recognizing any revenues relating to such activities to schools that provide compulsory education in our discontinued operations, which are key to the normal daily operation of such schools.

Cost of Revenue from Continuing Operations

Cost of revenue for the fiscal year was RMB1,236.8 million, as compared to RMB1,180.3 million for the last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit from Continuing Operations

Gross profit for the fiscal year was RMB478.1 million, representing a 115.8% increase from RMB221.5 million for the last fiscal year. Gross margin increased to 27.9% from 15.8% for the last fiscal year. The increase was mainly attributable to the continuous recovery of our overseas business, our overseas study counselling and career counselling businesses.

Adjusted gross profit for the fiscal year was RMB495.9 million, representing a 108.7% increase from RMB237.7 million for the last fiscal year.

Selling, General and Administrative Expenses from Continuing Operations

Total SG&A expenses for the fiscal year were RMB539.9 million, as compared to RMB535.9 million for the last fiscal year.

Operating Loss, Operating Margin and Adjusted Operating Loss from Continuing Operations

Operating loss for the fiscal year was RMB63.0 million, representing an 83.8% decrease in loss from operating loss of RMB389.7 million for the last fiscal year. Operating loss margin was 3.7% for the fiscal year, as compared to operating loss margin of 27.8% for the last fiscal year.

Adjusted operating loss for the fiscal year was RMB39.4 million, representing an 85.5% decrease in loss from adjusted operating loss of RMB271.4 million for the last fiscal year.

Net Loss and Adjusted Net Loss

Net loss for the fiscal year was RMB159.4 million, representing a 70.2% decrease in loss from net loss of RMB535.1 million from continuing operations for the last fiscal year. Net loss was RMB165.8 million for the last fiscal year, which includes net loss of RMB535.1 million from continuing operations and net income of RMB369.3 million from discontinued operations.

Adjusted net loss for the fiscal year was RMB139.6 million, representing a decrease of 66.8% from adjusted net loss of RMB420.2 for the last fiscal year.

Net Loss per ordinary share/ADS and Adjusted Net Loss per ordinary share/ADS

Basic and diluted net loss per ordinary share attributable to ordinary shareholders from continuing operations for the fiscal year were RMB1.39 and RMB1.39, respectively, as compared to loss of RMB4.54 and RMB4.54, respectively, for the last fiscal year.

Adjusted basic and diluted net loss per ordinary share attributable to ordinary shareholders for the fiscal year were RMB1.23 and RMB1.23, respectively, as compared to loss of RMB3.57 and RMB3.57, respectively, for the last fiscal year.

Basic and diluted net loss per ADS attributable to ADS holders from continuing operations for the fiscal year were RMB5.56 and RMB5.56, respectively, as compared to loss of RMB18.16 and RMB18.16, respectively, for the last fiscal year.

Adjusted basic and diluted net loss per ADS attributable to ADS holders for the fiscal year were RMB4.92 and RMB4.92, respectively, as compared to loss of RMB14.28 and RMB14.28, respectively, for the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the fiscal year was RMB149.0 million, representing a 592.5% increase from adjusted EBITDA loss of RMB30.3 million for the last fiscal year.

Cash and Working Capital

As of August 31, 2022, the Company’s cash and cash equivalents and restricted cash, were RMB857.8 million (US$124.5 million), as compared to RMB1,371.6 million as of May 31, 2022. The company redeemed all of its outstanding senior notes matured on July 31, 2022 with a total redemption price of US$232.3 million, which consists of principle amount and interest.

CONVENIENCE TRANSLATION

The Company’s reporting currency is Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date, for the convenience of readers. Translations of balances in the condensed consolidated balance sheets, and the related condensed consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the quarter and fiscal year ended August 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8890, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on August 31, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on August 31, 2022 or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted operating income/(loss), adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders basic and diluted as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) from continuing operations as gross profit/(loss) from continuing operations excluding amortization of intangible assets. We define adjusted EBITDA as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit, depreciation and amortization, share-based compensation expense, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on property and equipment and income/(loss) from discontinued operations, net of tax. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on property and equipment and income/(loss) from discontinued operations, net of tax. We define adjusted operating income/(loss) from continuing operations as operating income/(loss) from continuing operations excluding share-based compensation expense and amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill and impairment loss on property and equipment. Additionally, we define adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders/ADS holders (net income/(loss) to ordinary shareholders/ADS holders excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets, impairment loss on operating lease right-of-use assets, impairment loss on goodwill, impairment loss on property and equipment and income/(loss) from discontinued operations, net of tax) divided by the weighted average number of basic and diluted ordinary shares or ADSs.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held business as the related intangibles do not have significant connection to the growth of the business. Therefore, we provide exclusion of amortization of intangible assets to define adjusted gross profit from continuing operations, adjusted operating income/(loss) from continuing operations, adjusted net income/(loss), and adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted. In addition, due to the impact of the amended Implementation Regulations of the Law on the Promotion of Private Education of the People’s Republic of China (the “Implementation Rules”), the Affected Entities (7) deconsolidated is classified as discontinued operations, which is a non-recurring item. The exclusion facilitates comparisons of our operating performance on a period-to-period basis.  Therefore, we provide exclusion of income/(loss) from discontinued operations, net of tax, to define adjusted net income/(loss), adjusted EBITDA, adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss) from continuing operations, adjusted operating income/(loss) from continuing operations, adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders basic and diluted. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income/(expense), net; income tax expense/benefit; share-based compensation expense; amortization of intangible assets, tax effect of amortization of intangible assets, and without considering the impact of non-recurring item, i.e. income/(loss) from discontinued operations. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

7.	Affected Entities refers to private schools, entities holding such private schools as well as other enterprises within China that are affected by the Implementation Rules effective on September 1, 2021.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income/(expense), net; income tax expense/benefit; depreciation and amortization; share-based compensation expense; tax effect of amortization of intangible assets; and income/(loss) from discontinued operations, have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	August 31,
	2021	2022
	RMB	RMB	USD

ASSETS
Current assets
Cash and cash equivalents	844,684	664,769	96,497
Restricted cash	669,029	191,365	27,778
Accounts receivable, net	41,723	19,084	2,770
Amounts due from related parties, net	15,087	196,626	28,542
Other receivables, deposits and other assets, net	81,119	114,151	16,571
Inventories	7,579	6,869	997
Amount due from affected entities (1), net	2,028,866	-	-

Total current assets	3,688,087	1,192,864	173,155

Restricted cash - non current	1,450	1,650	240
Property and equipment, net	519,452	404,534	58,722
Intangible assets, net	485,822	430,495	62,490
Goodwill, net	1,950,186	1,832,296	265,974
Long-term investments	75,443	40,486	5,877
Prepayment for construction contract	5,974	4,894	710
Deferred tax assets, net	64,096	85,103	12,354
Other non-current assets, net	68,217	15,343	2,226
Operating lease right-of-use assets	1,773,773	1,461,333	212,126

Total non-current assets	4,944,413	4,276,134	620,719

TOTAL ASSETS	8,632,500	5,468,998	793,874

1.	The Affected Entities were deconsolidated on August 31, 2021, and became the related parties of the Company since September 1, 2021.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	August 31,
	2021	2022
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bright Scholar of RMB 10,941 and RMB 6,154 as of August 31, 2021 and August 31, 2022, respectively)	73,411	100,229	14,549
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar of RMB 5,641 and RMB 294,164 as of August 31, 2021 and August 31, 2022, respectively)	40,445	343,032	49,794
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 13,876 and RMB 27,790 as of August 31, 2021 and August 31, 2022, respectively)	234,036	259,267	37,636
Short-term loans (including short- term loans of the consolidated VIEs without recourse to Bright Scholar of RMB nil and RMB nil as of August 31, 2021 and August 31, 2022, respectively)	753,754	149,239	21,663
Bond payable (including bond payable of the consolidated VIEs without recourse to Bright Scholar of RMB nil and RMB nil as of August 31, 2021 and August 31, 2022, respectively)	1,836,362	-	-
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar of RMB 19,091 and RMB 19,983 as of August 31, 2021 and August 31, 2022, respectively)	178,213	85,856	12,463
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 139,126 and RMB 107,494 as of August 31, 2021 and August 31, 2022, respectively)	425,954	516,731	75,008
Refund liabilities (including refund liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 10,398 and RMB 9,458 as of August 31, 2021 and August 31, 2022, respectively)	32,362	20,517	2,978
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 12,005 and RMB 20,779 as of August 31, 2021 and August 31, 2022, respectively)	123,215	106,629	15,478
Amounts due to affected entities (including Amounts due to affected entities of the consolidated VIEs without recourse to Bright Scholar of RMB 276,378 and RMB nil as of August 31, 2021 and August 31, 2022, respectively)	333,270	-	-
Total current liabilities	4,031,022	1,581,500	229,569
Contract liabilities – non current (including contract liabilities – non current of the consolidated VIEs without recourse to Bright Scholar of RMB 1,084 and RMB 1,108 as of August 31, 2021 and August 31, 2022, respectively)	1,421	2,203	320

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	August 31,
	2021	2022
	RMB	RMB	USD
Deferred tax liabilities, net (including deferred tax liabilities, net of the consolidated VIEs without recourse to Bright Scholar of RMB 9,561 and RMB 9,551 as of August 31, 2021 and August 31, 2022, respectively)	26,744	21,707	3,151
Other non-current liabilities due to related parties (including other non-current liabilities due to related parties of the consolidated VIEs without recourse to Bright Scholar of RMB 13,154 and RMB 11,197 as of August 31, 2021 and August 31, 2022, respectively)	13,154	11,197	1,625
Long-term loans (including long-term loans of the consolidated VIEs without recourse to Bright Scholar of RMB nil and RMB nil as of August 31, 2021 and August 31, 2022, respectively)	616	633	92
Operating lease liabilities – non current (including operating lease liabilities – non current of the consolidated VIEs without recourse to Bright Scholar of RMB 83,475 and RMB 72,464 as of August 31, 2021 and August 31, 2022, respectively)	1,752,667	1,438,449	208,804
Total non-current liabilities	1,794,602	1,474,189	213,992
TOTAL LIABILITIES	5,825,624	3,055,689	443,561
EQUITY
Share capital	8	8	1
Additional paid-in capital	1,727,020	1,693,358	245,806
Statutory reserves	2,531	14,873	2,159
Accumulated other comprehensive income	168,324	8,076	1,172
Accumulated retained earnings	648,944	471,353	68,421
Shareholders’ equity	2,546,827	2,187,668	317,559
Non-controlling interests	260,049	225,641	32,754
Total equity	2,806,876	2,413,309	350,313

TOTAL LIABILITIES AND EQUITY	8,632,500	5,468,998	793,874

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended August 31,			Twelve Months Ended August 31,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
Continuing operations
Revenue	320,021	403,855	58,623	1,401,780	1,714,909	248,934
Cost of revenue	(271,701)	(320,057)	(46,459)	(1,180,263)	(1,236,799)	(179,532)

Gross profit	48,320	83,798	12,164	221,517	478,110	69,402
Selling, general and administrative expenses	(158,504)	(137,825)	(20,007)	(535,878)	(539,893)	(78,370)
Impairment loss on goodwill	(84,730)	-	-	(84,730)	-	-
Impairment loss on operating lease right-of use assets	(15,575)	-	-	(15,575)	-	-
Impairment loss on property and equipment	-	(6,586)	(956)	-	(6,586)	(956)
Other operating income	6,508	1,252	182	24,969	5,339	775

Operating loss	(203,981)	(59,361)	(8,617)	(389,697)	(63,030)	(9,149)
Interest expense, net	(47,330)	(17,093)	(2,481)	(169,693)	(127,840)	(18,557)
Investment income	42,169	28,200	4,093	129,575	135,309	19,641
Other expenses	(3,035)	9	1	(10,137)	(5,220)	(759)

Loss before income taxes and share of equity in loss of unconsolidated affiliates	(212,177)	(48,245)	(7,004)	(439,952)	(60,781)	(8,824)
Income tax expense	(66,664)	(11,667)	(1,694)	(94,176)	(58,919)	(8,553)
Share of equity in loss of unconsolidated affiliates	(410)	(39,515)	(5,736)	(1,018)	(39,747)	(5,770)

Loss from continuing operations	(279,251)	(99,427)	(14,434)	(535,146)	(159,447)	(23,147)

Discontinued operations
(Loss)/income from discontinued operations, net of tax	(198,941)	-	-	369,343	-	-

Net loss	(478,192)	(99,427)	(14,434)	(165,803)	(159,447)	(23,147)

Net income/(loss) attributable to non-controlling interests
Continuing operations	6,875	7,556	1,097	5,622	5,803	842
Discontinued operations	(120,316)	-	-	(118,620)	-	-

Net (loss)/ income attributable to ordinary shareholders
Continuing operations	(286,126)	(106,983)	(15,531)	(540,768)	(165,250)	(23,989)
Discontinued operations	(78,625)	-	-	487,963	-	-

Net (loss)/earnings per share attributable to ordinary shareholders
—Basic
Continuing operations	(2.40)	(0.90)	(0.13)	(4.54)	(1.39)	(0.20)
Discontinued operations	(0.66)	-	-	4.09	-	-

—Diluted
Continuing operations	(2.40)	(0.90)	(0.13)	(4.54)	(1.39)	(0.20)
Discontinued operations	(0.66)	-	-	4.09	-	-

Weighted average shares used in calculating net (loss)/earnings per ordinary share:
—Basic
Continuing operations	118,983,474	118,669,795	118,669,795	119,220,331	118,697,495	118,697,495
Discontinued operations	118,983,474	-	-	119,220,331	-	-

—Diluted
Continuing operations	118,983,474	118,669,795	118,669,795	119,220,331	118,697,495	118,697,495
Discontinued operations	118,983,474	-	-	119,220,331	-	-

Net (loss)/earnings per ADS
—Basic
Continuing operations	(9.60)	(3.60)	(0.52)	(18.16)	(5.56)	(0.80)
Discontinued operations	(2.64)	-	-	16.36	-	-
—Diluted
Continuing operations	(9.60)	(3.60)	(0.52)	(18.16)	(5.56)	(0.80)
Discontinued operations	(2.64)	-	-	16.36	-	-

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended August 31,			Twelve Months Ended August 31,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
Net cash generated from operating activities	842,770	165,485	24,021	698,808	45,497	6,604

Net cash (used in)/ generated from investing activities	(558,856)	310,193	45,027	(3,079,036)	(836,769)	(121,465)

Net cash (used in)/generated from financing activities	(468,702)	(1,001,420)	(145,365)	(446,534)	101,383	14,717

Effect of exchange rate changes on cash and cash equivalents, and restricted cash	31,861	11,936	1,733	(82,012)	32,510	4,720

Net change in cash and cash equivalents, and restricted cash	(152,927)	(513,806)	(74,584)	(2,908,774)	(657,379)	(95,424)

Cash and cash equivalents, and restricted cash at beginning of the period	1,668,090	1,371,590	199,099	4,423,937	1,515,163	219,939

Cash and cash equivalents, and restricted cash at end of the period	1,515,163	857,784	124,515	1,515,163	857,784	124,515

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data)

	Three Months Ended August 31,			Twelve Months Ended August 31,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
Gross profit from continuing operations	48,320	83,798	12,164	221,517	478,110	69,402
Add: Amortization of intangible assets	4,680	3,931	571	16,141	17,814	2,586
Adjusted gross profit from continuing operations	53,000	87,729	12,735	237,658	495,924	71,988

Operating loss from continuing operations	(203,981)	(59,361)	(8,617)	(389,697)	(63,030)	(9,149)
Add: Share-based compensation expense	(167)	-	-	1,865	(816)	(118)
Add: Amortization of intangible assets	4,680	3,931	571	16,141	17,814	2,586
Add: Impairment loss on operating lease right-of-use assets	15,575	-	-	15,575	-	-
Add: Impairment loss on goodwill	84,730	-	-	84,730	-	-
Add: Impairment loss on property and equipment	-	6,586	956	-	6,586	956
Adjusted operating loss from continuing operations	(99,163)	(48,844)	(7,090)	(271,386)	(39,446)	(5,725)

Net loss	(478,192)	(99,427)	(14,434)	(165,803)	(159,447)	(23,147)
Add: Share-based compensation expense	(167)	-	-	1,865	(816)	(118)
Add: Amortization of intangible assets	4,680	3,931	571	16,141	17,814	2,586
Add: Tax effect of amortization of intangible assets	(1,029)	(811)	(118)	(3,343)	(3,764)	(546)
Add: Impairment loss on operating lease right-of-use assets	15,575	-	-	15,575	-	-
Add: Impairment loss on goodwill	84,730	-	-	84,730	-	-
Add: Impairment loss on property and equipment	-	6,586	956	-	6,586	956
Less: (Loss)/income from discontinued operations, net of tax	(198,941)	-	-	369,343	-	-
Adjusted net loss	(175,462)	(89,721)	(13,025)	(420,178)	(139,627)	(20,269)

Net loss attributable to ordinary shareholders	(364,751)	(106,983)	(15,531)	(52,805)	(165,250)	(23,989)
Add: Share-based compensation expense	(167)	-	-	1,865	(816)	(118)
Add: Amortization of intangible assets	4,680	3,931	571	16,141	17,814	2,586
Add: Tax effect of amortization of intangible assets	(1,029)	(811)	(118)	(3,343)	(3,764)	(546)
Add: Impairment loss on operating lease right-of-use assets	15,575	-	-	15,575	-	-
Add: Impairment loss on goodwill	84,730	-	-	84,730	-	-
Add: Impairment loss on property and equipment	-	6,586	956	-	6,586	956
Less: (Loss)/income from discontinued operations, net of tax	(78,625)	-	-	487,963	-	-
Adjusted net loss attributable to ordinary shareholders	(182,337)	(97,277)	(14,122)	(425,800)	(145,430)	(21,111)

Net loss	(478,192)	(99,427)	(14,434)	(165,803)	(159,447)	(23,147)
Add: Interest expense, net	47,330	17,093	2,481	169,693	127,840	18,557
Add: Income tax expense	66,664	11,667	1,694	94,176	58,919	8,553
Add: Depreciation and amortization	35,325	16,442	2,387	138,847	115,934	16,829
Add: Share-based compensation expense	(167)	-	-	1,865	(816)	(118)
Add: Impairment loss on operating lease right-of-use assets	15,575	-	-	15,575	-	-
Add: Impairment loss on goodwill	84,730	-	-	84,730	-	-
Add: Impairment loss on property and equipment	-	6,586	956	-	6,586	956
Less: (Loss)/income from discontinued operations, net of tax	(198,941)	-	-	369,343	-	-
Adjusted EBITDA	(29,794)	(47,639)	(6,916)	(30,260)	149,016	21,630

Weighted average shares used in calculating adjusted net loss per ordinary share:
—Basic and Diluted
Continuing operations	118,983,474	118,669,795	118,669,795	119,220,331	118,697,495	118,697,495
Discontinued operations	118,983,474	-	-	119,220,331	-	-

Adjusted net loss per share attributable to ordinary shareholders
—Basic	(1.53)	(0.82)	(0.12)	(3.57)	(1.23)	(0.18)
—Diluted	(1.53)	(0.82)	(0.12)	(3.57)	(1.23)	(0.18)

Adjusted net loss per ADS
—Basic	(6.12)	(3.28)	(0.48)	(14.28)	(4.92)	(0.72)
—Diluted	(6.12)	(3.28)	(0.48)	(14.28)	(4.92)	(0.72)